May 6, 2013

CORRESP

Gregory Dundas, Esq.

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Amendment No. 4 to Registration Statement on Form S-1 Filed April 22, 2013: File No. 333-186331

Dear Mr. Dundas:

This letter responds to the Staff’s comment letter dated April 29, 2013 relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below such comments.

Facing Page

1.	Please revise to register the units and list them in the fee table.

We have revised accordingly.

Exhibit 5

2.	Please obtain a revised legality opinion which opines that the warrants and units are legal, binding obligations of the registrant and binding obligations under state contract law. See Staff Legal Bulletin No. 19 (October 14, 2011).

The opinion has been revised accordingly, and is being filed herewith as Exhibit 5.1

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at (203) 305-3568 or gino@nxt-id.com.

Sincerely, /s/ Gino Pereira______________ Chief Executive Officer